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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-82617

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ x ] Form 10-Q [ ] Form N-SAR

For Period Ended: June 30, 2002

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

       Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

Venture Holdings Company LLC
Vemco, Inc.
Venture Industries Corporation
Venture Mold & Engineering Corporation
Venture Leasing Company
Venture Leasing, Inc.
Venture Holdings Corporation
Venture Service Company
Experience Management, LLC
Venture Europe, Inc.
Venture EU Corporation
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Full Name of Registrant



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n/a
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Former Name if Applicable

33662 James J. Pompo
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Address of Principal Executive Office (Street and Number)

Fraser, Michigan 48026
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City, State and Zip Code


PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [ ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously anticipated and reported, we are unable to file our quarterly report on Form 10-Q with respect to the fiscal quarter ended June 30, 2002 within the prescribed time period due to our inability to timely access adequate financial information about certain of our German subsidiaries, caused by the temporary administrator appointed by the German Municipal Court Freiburg in relation to the filing earlier this year by certain managing directors of the German subsidiaries for the institution of preliminary insolvency proceedings. After receiving the requisite consents from our noteholders, on July 26, 2002, we amended the indentures relating to each of our 9.5% Senior Notes due 2005 (CUSIP No. 92326YAD1), 11% Senior Notes due 2007 (CUSIP No. 92326YAF6) and 12% Senior Subordinated Notes due 2009 (CUSIP No. 92326YAH2) to, among other things, allow us to delay the filing of our quarterly report on Form 10-Q for the quarter ended June 30, 2002 to not later than October 15, 2002.




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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James E. Butler
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(Name)

(586) 294-1500
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(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ x ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         A reasonable estimate of the results of operations for the fiscal quarter ended June 30, 2002 cannot be made at this time for the reasons set forth in the Narrative in Part III of this Form 12b-25. As we are working to access this information, we are continuing to review all information to be contained in the Form 10-Q to ensure that it fully complies with Section 13(a) of the Securities Act of 1934 and that the information fairly presents, in all material respects, our financial condition and results of operations.


                          Venture Holdings Company LLC
                                   Vemco, Inc.
                         Venture Industries Corporation
                     Venture Mold & Engineering Corporation
                             Venture Leasing Company
                              Venture Leasing, Inc.
                          Venture Holdings Corporation
                             Venture Service Company
                           Experience Management, LLC
                              Venture Europe, Inc.
                             Venture EU Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


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                                    VENTURE HOLDINGS COMPANY LLC
                                    VEMCO, INC.
                                    VENTURE INDUSTRIES CORPORATION
                                    VENTURE MOLD & ENGINEERING CORPORATION
                                    VENTURE LEASING COMPANY
                                    VENTURE LEASING, INC.
                                    VENTURE HOLDINGS CORPORATION
                                    VENTURE SERVICE COMPANY
                                    EXPERIENCE MANAGEMENT, LLC
                                    VENTURE EUROPE, INC.
                                    VENTURE EU CORPORATION


Date:    August 14, 2002            By:     /s/ James E. Butler
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                                           James E. Butler
                                           Executive Vice President

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).